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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. )*


                         Fisher Scientific International
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   3380322204
              ----------------------------------------------------
                                 (CUSIP Number)


                                 January 1, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|X|  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER:  Fischer Scientific International                 CUSIP NO.:  3380322204

--------------------------------------------------------------------------------
 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.)
--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
        ------------------------------------------------------------------------

     (b)
        ------------------------------------------------------------------------
--------------------------------------------------------------------------------
 3.  SEC Use Only
                 ---------------------------------------------------------------
--------------------------------------------------------------------------------
 4.  Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
                                              2,768,646 shares of the Issuer's
                                              Common Stock, (assuming the
                                              conversion of 2,436,601 shares of
                                              non-voting Common Stock and
                                              exercise of warrant to purchase
Number of Shares    5.   Sole Voting Power    332,045 shares of Common Stock)
Beneficially Owned  ------------------------------------------------------------
by Each Reporting   6.   Shared Voting Power
Person With:        ------------------------------------------------------------
                                              Power 2,768,646 shares of the
                                              Issuer's Common Stock, (assuming
                                              the conversion of 2,436,601 shares
                                              of non-voting Common Stock and
                                              exercise of warrant to purchase
                    7.   Sole Dispositive     332,045 shares of Common Stock)
--------------------------------------------------------------------------------
                    8.   Shared Dispositive Power
--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by   2,768,646 shares of the Issuer's
     Each Reporting Person                    Common Stock, (assuming the
                                              conversion of 2,436,601 shares of
                                              non-voting Common Stock and
                                              exercise of warrant to purchase
                                              332,045 shares of Common Stock)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)  5.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER:  Fischer Scientific International                 CUSIP NO.:  3380322204


PRELIMINARY NOTE: This Schedule 13G is being filed to reflect the sale by the Reporting Person of 1,605,050 shares of the Issuer's Common Stock.

ITEM 1.

     (a)  NAME OF ISSUER:

          Fischer Scientific International

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          Liberty Lane
          Hampton, New Hampshire 03842

ITEM 2.

     (a)  NAME OF PERSON FILING:

          J.P. Morgan Partners (BHCA), L.P.

          Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          1221 Avenue of the Americas
          New York, New York 10020

     (c)  CITIZENSHIP:

          Delaware

     (d)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

          Common Stock, par value $0.01 per share

     (e)  CUSIP NUMBER:

          3380322204

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4.   OWNERSHIP

     (a)  AMOUNT BENEFICIALLY OWNED:

          2,768,646 shares of Common Stock (assuming the conversion of 2,436,601 shares of non-voting Common Stock and exercise of the Warrant to purchase 332,045 shares of Common Stock).

     (b)  PERCENT OF CLASS:

          5.0% (as of December 31, 2002).




SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER:  Fischer Scientific International                 CUSIP NO.:  3380322204


          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i) Sole power to vote or to direct the vote: 2,768,646 shares of Common Stock (assuming the conversion of 2,436,601 shares of non-voting Common Stock and exercise of the Warrant to purchase 332,045 shares of Common Stock).

              (ii)  Shared power to vote or to direct the vote: Not applicable.

              (iii) Sole power to dispose or to direct the disposition of:
                    2,768,646 shares of Common Stock (assuming the conversion of 2,436,601 shares of non-voting Common Stock and exercise of the Warrant to purchase 332,045 shares of Common Stock).

               (iv) Shared power to dispose or to direct the disposition of: Not applicable.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable.






SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER:  Fischer Scientific International                 CUSIP NO.:  3380322204



                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2002
                                        J.P. MORGAN PARTNERS (BHCA), L.P.

                                        By:  JPMP Master Fund Manager, L.P.,
                                             its General Partner

                                        By:  JPMP Capital Corp.,
                                             its General Partner

                                        By:  /s/ JEFFREY C. WALKER
                                            -----------------------------------
                                            Name:    Jeffrey C. Walker
                                            Title:   President









SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER:  Fischer Scientific International                 CUSIP NO.:  3380322204


                                  EXHIBIT 2(a)


          This statement is being filed by J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

          JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.









SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER:  Fischer Scientific International                 CUSIP NO.:  3380322204


                                                                      SCHEDULE A


                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

President                                                   Jeffrey C. Walker*
Executive Vice President                                    Mitchell J. Blutt, M.D.*
Executive Vice President                                    Arnold L. Chavkin*
Executive Vice President                                    John M.B. O'Connor*
Managing Director                                           Dr. Dana Beth Ardi
Managing Director                                           Christopher C. Behrens*
Managing Director                                           Julie Casella-Esposito*
Managing Director                                           Rodney A. Ferguson*
Managing Director                                           Cornell P. French*
Managing Director                                           Michael R. Hannon*
Managing Director                                           Alfredo Irigoin*
Managing Director                                           Andrew Kahn*
Managing Director                                           Jonathan R. Lynch*
Managing Director                                           Stephen P. Murray*
Managing Director                                           Timothy Purcell*
Managing Director                                           Faith Rosenfeld*
Managing Director                                           Shahan D. Soghikian*
Managing Director                                           Timothy J. Walsh*
Managing Director                                           Richard D. Waters, Jr. *
Managing Director                                           Damion E. Wicker, M.D.*
Managing Director                                           Eric R. Wilkinson*
Senior Vice President and Assistant Secretary               James Hutter*
Senior Vice President and Assistant Secretary               Mounir Nahas*
Senior Vice President, Treasurer and Assistant Secretary    Elisa R. Stein*
Vice President and Assistant Secretary                      Richard Madsen*
Vice President and Assistant Secretary                      Puneet Gulati*
Vice President and Assistant Secretary                      Thomas Szymoniak*
Vice President and Assistant Secretary                      Scott Kraemer*
Secretary                                                   Anthony J. Horan**
Assistant Secretary                                         Robert C. Caroll**
Assistant Secretary                                         Denise G. Connors**
Assistant Secretary                                         Euisun Lisa Lee**
Assistant Secretary                                         Timothy Samson**

--------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.






SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER:  Fischer Scientific International                 CUSIP NO.:  3380322204



                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*












----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.



SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER:  Fischer Scientific International                 CUSIP NO.:  3380322204


                                                                      SCHEDULE B

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer      William B. Harrison Jr.*
Vice Chairman                                          David A. Coulter*
Vice Chairman                                          Walter A. Gubert*
Vice Chairman                                          Thomas B. Ketchum*
Vice Chairman                                          Donald H. Layton*
Vice Chairman                                          James B. Lee Jr. *
Vice Chairman                                          Jeffrey C. Walker**
Vice Chairman; Head of Finance, Risk Management and
   Administration                                      Marc J. Shapiro*
Executive Officer                                      Steven D. Black*
Executive Officer                                      Donald H. McCree III*
Executive Officer                                      James I. Staley*
Executive Officer                                      Don M. Wilson*
Executive Officer                                      William T. Winters*
Executive Vice President; General Auditor              William J. Moran*
Executive Vice President; Chief Financial Officer      Dina Dublon*
Executive Vice President; Head of Market Risk
   Management                                          Lesley Daniels Webster*
Chief Credit Officer                                   Robert S. Strong*
Managing Director                                      Paul W. Brandow*
Managing Director; Corporate Treasurer                 David B. Edelson*
Managing Director; Head of Credit Risk Policy          Suzanne Hammett*
Managing Director                                      Louis M. Morrell*
Managing Director                                      John Steinhardt*
Managing Director                                      John Wilmet*
Managing Director                                      Jorge V. Jasson*
General Counsel                                        William H. McDavid*
Corporate Secretary                                    Anthony James Horan*
Senior Vice President; Assistant General Counsel       Ronald C. Mayer*
Senior Vice President; Chief Compliance Officer        Gregory S. Meredith*
Director of Human Resources                            John J. Farrell*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Controller                                             Joseph L. Scalfani*
Assistant Corporate Secretary                          James C. Berry*


                                  DIRECTORS(1)

                                  PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                              BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
Hans W. Becherer                  Retired Chairman of the Board and
                                  Chief Executive Officer
                                  Deere & Company
                                  One John Deere Place
                                  Moline, IL 61265
-------------------------------------------------------------------------------





----------
(1)  Each of whom is a United States citizen.
* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.
** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.



SEC 1745 (3-98)

                                  SCHEDULE 13G


ISSUER:  Fischer Scientific International                 CUSIP NO.:  3380322204


                                  PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                              BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Riley P. Bechtel                  Chairman and Chief Executive Officer
                                  Bechtel Group, Inc.
                                  P.O. Box 193965
                                  San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.             President and Chief Executive Officer
                                  The Hearst Corporation
                                  959 Eighth Avenue
                                  New York, New York 10019
--------------------------------------------------------------------------------
Lawrence A. Bossidy               Chairman of the Board
                                  Honeywell International
                                  P.O. Box 3000
                                  Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
M. Anthony Burns                  Chairman of the Board
                                  Ryder System, Inc.
                                  3600 N.W. 82nd Avenue
                                  Miami, Florida 33166
--------------------------------------------------------------------------------
H. Laurence Fuller                Retired Co-Chairman
                                  BP Amoco p.l.c.
                                  1111 Warrenville Road, Suite 25
                                  Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter                   President and Trustee
                                  American Museum of Natural History
                                  Central Park West at 79th Street
                                  New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III              President and Chief Executive Officer
                                  The College Fund/UNCF
                                  9860 Willow Oaks Corporate Drive
                                  P.O. Box 10444 Fairfax, Virginia
                                  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.          Chairman of the Board and Chief Executive
                                  Officer
                                  J.P. Morgan Chase & Co.
                                  270 Park Avenue, 8th Floor
                                  New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan                  Of Counsel
                                  Skadden, Arps, Slate, Meagher & Flom LLP
                                  Four Times Square
                                  New York, New York 10036
--------------------------------------------------------------------------------
Lee R. Raymond                    Chairman of the Board and Chief Executive
                                  Officer
                                  Exxon Mobil Corporation
                                  5959 Las Colinas Boulevard
                                  Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford                  Chairman of the Board
                                  American Home Products Corporation
                                  5 Giralda Farms
                                  Madison, New Jersey 07940
--------------------------------------------------------------------------------
Lloyd D. Ward                     Chief Executive Officer
                                  U.S. Olympic Committee
                                  One Olympic Plaza
                                  Colorado Springs, CO 80909
--------------------------------------------------------------------------------



SEC 1745 (3-98)